                                                                      EXHIBIT 99
================================================================================

                                   FORM 10-Q



               UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                  -----------
                                   FORM 10-Q
                                  -----------


    |X|  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
           SECURITIES EXCHANGE ACT OF 1934

        For the quarterly period ended June 28, 1997
                                       -------------
                  OR


    [_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ____ to ____

                           ------------------------
                         Commission file number 1-6461
                           ------------------------


                     GENERAL ELECTRIC CAPITAL CORPORATION
                     ------------------------------------
            (Exact name of registrant as specified in its charter)

           NEW YORK                                            13-1500700
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                           Identification No.)

   260 LONG RIDGE ROAD,                                          06927
   STAMFORD, CONNECTICUT                                      (Zip Code)
(Address of principal executive offices)

                                (203) 357-4000
             (Registrant's telephone number, including area code)

                           ------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

At July 28, 1997, 3,837,825 shares of common stock with a par value of $200 were outstanding.

REGISTRANT MEETS THE CONDITIONS SET FORTH IN GENERAL INSTRUCTION H(1)(a) AND (b) OF FORM 10-Q AND IS THEREFORE FILING THIS FORM 10-Q WITH THE REDUCED DISCLOSURE FORMAT.

                               TABLE OF CONTENTS

                                                                         PAGE
                                                                       --------


PART I - FINANCIAL INFORMATION.

Item 1.       Financial Statements ..............................          1

Item 2.       Management's Discussion and Analysis of Results of
              Operations ........................................          5

Exhibit 12.   Computation of Ratio of Earnings to Fixed Charges
              and Computation of Ratio of Earnings to Combined
              Fixed Charges and Preferred Stock Dividends .......          8


PART II - OTHER INFORMATION.

Item 6.       Exhibits and Reports on Form 8-K ..................          9

Signatures ......................................................         10

Index to Exhibits ...............................................         11

                        PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS.



   GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

      CONDENSED STATEMENT OF CURRENT AND RETAINED EARNINGS


                                                       (Unaudited)


                                      THREE MONTHS ENDED     SIX MONTHS ENDED
                                    ---------------------   -------------------
                                    JUNE 28,     JUNE 29,   JUNE 28,   JUNE 29,
(In millions)                         1997        1996       1997         1996
                                     -------     ------    -------      -------
EARNED INCOME.....................   $ 7,658     $6,068    $15,431      $11,688
                                     -------     ------    -------      -------

EXPENSES
Interest..........................     1,780      1,722      3,491        3,390
Operating and administrative......     2,855      1,906      5,880        3,622
Insurance losses and
 policyholder and annuity
 benefits.........................     1,106        777      2,255        1,392
Provision for losses on
 financing receivables............       337        228        649          441
Depreciation and amortization of
 buildings and equipment and
 equipment on operating leases           563        524      1,128        1,013
Minority interest in net
 earnings of consolidated
 affiliates.......................         1         17         14           42
                                     -------     ------    -------      -------
                                       6,642      5,174     13,417        9,900
                                     -------     ------    -------      -------

EARNINGS
Earnings before income taxes......     1,016        894      2,014        1,788
Provision for income taxes........      (298)      (267)      (599)        (556)
                                     -------     ------    -------      -------

NET EARNINGS......................       718        627      1,415        1,232
Dividends.........................      (340)      (230)      (657)        (474)
Retained earnings at beginning
 of period........................    11,058      9,298     10,678        8,937
                                     -------     ------    -------      -------
RETAINED EARNINGS AT END OF
 PERIOD...........................   $11,436     $9,695    $11,436      $ 9,695
                                     =======     ======    =======      =======

          See Notes to Condensed, Consolidated Financial Statements.

       GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

                   CONDENSED STATEMENT OF FINANCIAL POSITION

                                                           JUNE 28, DECEMBER 31,
(In millions)                                                 1997       1996
                                                            ---------  ---------
                                                          (Unaudited)
ASSETS
Cash and equivalents......................................  $  2,651   $  3,074
Investment securities.....................................    47,364     44,340
Financing receivables:
 Time sales and loans, net of deferred income.............    61,446     62,832
 Investment in financing leases, net of deferred income       39,199     39,575
                                                            --------   --------
                                                             100,645    102,407
 Allowance for losses on financing receivables............    (2,647)    (2,693)
                                                            --------   --------
  Financing receivables - net.............................    97,998     99,714
Other receivables - net...................................    10,247      8,456
Equipment on operating leases (at cost), less
 accumulated amortization of $5,392 and $5,625............    17,093     16,134
Intangible assets.........................................     7,522      7,594
Other assets..............................................    22,589     21,504
                                                            --------   --------
   TOTAL ASSETS...........................................  $205,464   $200,816
                                                            ========   ========


LIABILITIES AND EQUITY
Short-term borrowings.....................................  $ 77,535   $ 74,971
Long-term borrowings:
 Senior...................................................    43,613     46,124
 Subordinated.............................................       697        697
Insurance liabilities, reserves and annuity benefits......    46,350     43,263
Other liabilities.........................................    11,976     12,084
Deferred income taxes.....................................     8,028      7,472
                                                            --------   --------
   Total liabilities......................................   188,199    184,611
                                                            --------   --------

Minority interest in equity of consolidated affiliates .         773        679
                                                            --------   --------

Capital stock.............................................       770        770
Additional paid-in capital................................     4,033      4,024
Retained earnings.........................................    11,436     10,678
Unrealized gains on investment securities.................       391        149
Foreign currency translation adjustments..................      (138)       (95)
                                                            --------   --------
   Total equity...........................................    16,492     15,526
                                                            --------   --------
   TOTAL LIABILITIES AND EQUITY...........................  $205,464   $200,816
                                                            ========   ========

          See Notes to Condensed, Consolidated Financial Statements.

       GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

                       CONDENSED STATEMENT OF CASH FLOWS

                                  (Unaudited)


                                                             SIX MONTHS ENDED
                                                            -------------------
                                                            JUNE 28,   JUNE 29,
(In millions)                                                 1997       1996
                                                            --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings..............................................  $  1,415   $  1,232
Adjustments to reconcile net earnings to cash provided
 from operating activities:
  Provision for losses on financing receivables...........       649        441
  Depreciation and amortization of buildings and
   equipment and equipment on operating leases............     1,128      1,013
  Other - net.............................................     1,275        342
                                                            --------   --------
    Cash provided from operating activities...............     4,467      3,028
                                                            --------   --------

CASH FLOWS FROM INVESTING ACTIVITIES
Increase in loans to customers............................   (21,757)   (23,954)
Principal collections from customers......................    20,571     25,186
Investment in assets on financing leases..................    (7,407)    (5,958)
Principal collections on financing leases.................     7,382      5,319
Net decrease (increase) in credit card receivables........     1,700       (602)
Buildings and equipment and equipment on operating
 leases:
   -  additions...........................................    (2,917)    (2,647)
   -  dispositions........................................     1,119        528
Payments for principal businesses purchased, net of
 cash acquired............................................      (581)    (1,699)
Purchases of investment securities by insurance
 affiliates and annuity businesses........................    (5,160)    (2,784)
Dispositions and maturities of investment securities
 by insurance affiliates and annuity businesses...........     4,359      2,453
Other - net...............................................    (2,165)    (2,280)
                                                            --------   --------
    Cash used for investing activities....................    (4,856)    (6,438)
                                                            --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in borrowings (maturities 90 days or less).....     5,579      3,230
Newly issued debt - short-term (maturities 91-365 days).       2,098      2,473
     - long-term senior...................................     7,039      9,925
Proceeds - non-recourse, leveraged lease debt.............        --        429
Repayments and other reductions:
     - short-term (maturities 91-365 days).                  (13,456)   (10,694)
     - long-term senior...................................      (495)      (627)
Principal payments - non-recourse, leveraged lease debt         (186)      (152)
Proceeds from sales of investment and annuity contracts        1,886        850
Redemption of investment and annuity contracts............    (1,942)    (1,269)
Dividends paid............................................      (657)      (474)
Issuance of variable cumulative preferred stock by
 consolidated affiliate...................................       100         --
                                                            --------   --------
    Cash (used for) provided from financing activities           (34)     3,691
                                                            --------   --------

(DECREASE) INCREASE IN CASH AND EQUIVALENTS...............      (423)       281
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD...............     3,074      1,316
                                                            --------   --------
CASH AND EQUIVALENTS AT END OF PERIOD.....................  $  2,651   $  1,597
                                                            ========   ========

          See Notes to Condensed, Consolidated Financial Statements.

       GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

             NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. The accompanying condensed quarterly financial statements represent the adding together of General Electric Capital Corporation and all majority-owned and controlled affiliates (collectively called "the Corporation" or "GECC"). All significant transactions among the parent and consolidated affiliates have been eliminated. Certain prior period data have been reclassified to conform to the current period presentation.

2. The condensed, consolidated quarterly financial statements are unaudited. These statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The results reported in these condensed, consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year.

3. The Corporation has adopted Statement of Financial Accounting Standards ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Among other things, this Statement distinguishes transfers of financial assets that are sales from transfers that are secured borrowings, based on control of the transferred assets. SFAS No. 125 applies to all transactions occurring after December 31, 1996; thus, adoption did not have an effect on the financial position or results of operations of the Corporation.

4. The Corporation has a noncontrolling investment in the common stock of Montgomery Ward Holding Corp. ("MWHC"), which, together with its wholly-owned subsidiary, Montgomery Ward & Co., Incorporated ("MWC"), is engaged in retail merchandising and direct response marketing (conducted primarily through Signature Financial/Marketing, Inc.("Signature"), which markets consumer club and insurance products). At June 28, 1997, MWHC and certain of its affiliates were in negotiations with lenders to restructure debt and to obtain additional financing. On July 7, 1997, MWHC, MWC and certain of their affiliates (excluding Signature), filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. As a result, loans to MWHC and affiliates became "impaired" loans, as defined by generally accepted accounting principles, because, due to the automatic stay in bankruptcy, the Corporation is not receiving current interest payments on its loans and it is therefore probable that the Corporation will be unable to collect all amounts due according to original contractual terms of the loan agreements (refer to Management's Discussion and Analysis of Results of Operations, Other Matters).

ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS.

OVERVIEW

Net earnings for the first half of 1997 were $1,415 million, a $183 million (15%) increase over the first half of 1996. The Corporation's contribution to its parent, General Electric Capital Services, Inc. ("GECS"), after payment of dividends on its variable cumulative preferred stock, was $1,377 million, a $183 million (15%) increase over the comparable 1996 period.

Earnings of the lending, leasing and equipment management businesses are significantly influenced by the level of invested assets, the related financing spreads (the excess of rates earned -- yields -- over rates on borrowings) and the quality of those assets. The increase in net earnings for these businesses principally resulted from a higher average level of invested assets as well as increased financing spreads, reflecting both higher yields and lower borrowing rates. Earnings growth from the consumer savings and insurance operations also contributed to the increase in net earnings, principally reflecting the effects of acquisitions during 1996. The Specialty Insurance segment added to the increase in net earnings primarily due to increased premium and investment income.

OPERATING RESULTS

EARNED INCOME from all sources was $15,431 million for the first half of 1997, a 32% increase compared with $11,688 million for the first half of 1996.

Earned income from the equipment management, consumer services, mid-market financing and specialized financing businesses increased $3,557 million (33%) over the comparable prior-year period. A significant portion of this increase was the contribution provided by the computer equipment businesses and the consumer savings and insurance businesses acquired during 1996. The increase also reflected a higher average level of invested assets, resulting from both origination volume and acquisitions of portfolios and businesses. Earned income was impacted by higher losses associated with the Corporation's equity investment in Montgomery Ward Holding Corp. ("MWHC"), including the write-off of the Corporation's remaining common stock investment in MWHC (refer to Other Matters below). This impact was largely offset by a gain recognized on the sale of an investment in the stock of a publicly traded company.

Earned income of the Specialty Insurance segment increased $243 million (26%) to $1,169 million for the first half of 1997 compared with the first half of 1996 reflecting growth in premium and investment income.

INTEREST EXPENSE for the first half of 1997 was $3,491 million, 3% higher than for the first half of 1996. The increase reflected the effects of higher average borrowings used to finance asset growth, offset by the effects of lower average interest rates. The composite interest rate on the Corporation's borrowings for the first half of 1997 was 5.99% compared with 6.36% in the first half of 1996.

OPERATING AND ADMINISTRATIVE EXPENSES were $5,880 million for the first half of 1997, a 62% increase over the first half of 1996. The increase primarily reflected the inclusion of costs of sales and services of the computer equipment businesses acquired in the third quarter of 1996. The remainder of the increase primarily resulted from other costs associated with businesses and portfolios acquired over the past year and higher investment levels.

INSURANCE LOSSES AND POLICYHOLDER AND ANNUITY BENEFITS increased 62% to $2,255 million for the first half of 1997, compared with $1,392 million for the first half of 1996. The increase primarily reflected the consumer savings and insurance businesses acquired in 1996 and growth in origination volume.

PROVISION FOR LOSSES ON FINANCING RECEIVABLES increased to $649 million for the first half of 1997 from $441 million for the first half of 1996. These provisions principally related to private-label and bank credit cards in the Consumer Services segment which are discussed below under Portfolio Quality. The increase principally reflects higher average receivable balances as well as increased delinquencies in the consumer portfolio, consistent with industry experience.

ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
          OF OPERATIONS (Continued).

DEPRECIATION AND AMORTIZATION OF BUILDINGS AND EQUIPMENT AND EQUIPMENT ON OPERATING LEASES increased $115 million (11%) to $1,128 million for the first half of 1997 compared with $1,013 million for the first half of 1996. The increase was principally the result of higher levels of equipment on operating leases, primarily reflecting a shift in auto lease volume from financing leases to operating leases as well as origination volume and acquisition growth.

PROVISION FOR INCOME TAXES was $599 million for the first half of 1997 (an effective tax rate of 29.7%), compared with $556 million for the first half of 1996 (an effective tax rate of 31.1%). The higher provision for income taxes reflected increased pre-tax earnings subject to statutory rates.

PORTFOLIO QUALITY

THE PORTFOLIO OF FINANCING RECEIVABLES, before allowance for losses, decreased to $100.6 billion at June 28, 1997, from $102.4 billion at the end of 1996. Financing receivables are the financing segment's largest asset and its primary source of revenues. Related allowances for losses at June 28, 1997, aggregated $2.6 billion (2.63% of receivables - the same as at the end of 1996) and are, in management's judgment, appropriate given the risk profile of the portfolio. A discussion about the quality of certain elements of the portfolio of financing receivables follows. "Nonearning" receivables are those that are 90 days or more delinquent and "reduced earning" receivables are commercial receivables whose terms have been restructured to a below-market yield. Refer to Other Matters for a discussion of receivables related to MWHC and affiliates. The nonearning and reduced earning receivable balances and the write-off amounts discussed below exclude amounts related to MWHC and affiliates.

CONSUMER RECEIVABLES, primarily credit card and personal loans and auto loans and leases, were $44.4 billion at June 28, 1997, a decrease of $1.8 billion from the end of 1996. Nonearning receivables increased to $936 million at June 28, 1997, from $926 million at December 31, 1996. Write-offs of consumer receivables increased to $607 million for the first half of 1997, compared with $397 million for the first half of 1996. This increase was primarily attributable to higher average receivable balances resulting from a combination of origination volume and acquisitions of businesses and portfolios as well as higher delinquencies, consistent with overall industry experience.

COMMERCIAL REAL ESTATE LOANS classified as financing receivables were $12.1 billion at June 28, 1997, the same as at year-end 1996. Nonearning and reduced earning receivables were $165 million at June 28, 1997, compared with $158 million at December 31, 1996. Write-offs of commercial real estate loans were $15 million for the first half of 1997, compared with $18 million for the first half of 1996. At June 28, 1997, the commercial real estate portfolio also included, in other assets, $1.7 billion of assets acquired for resale from various financial institutions ($1.6 billion at year-end 1996) and $2.1 billion of investments in real estate ventures ($2.5 billion at year-end 1996).

OTHER FINANCING RECEIVABLES, totaling $44.1 billion at June 28, 1997 (the same as at December 31, 1996), consisted of a diverse commercial, industrial and equipment loan and lease portfolio. Related nonearning and reduced-earning receivables were $260 million at June 28, 1997, compared with $313 million at year-end 1996.

The Corporation held loans and leases to commercial airlines amounting to $8.4 billion at June 28, 1997, up from $8.2 billion at the end of 1996.

ITEM  2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
          OF OPERATIONS (Continued).

OTHER MATTERS

The Corporation has a noncontrolling investment in the common stock of Montgomery Ward Holding Corp. ("MWHC"), which, together with its wholly-owned subsidiary, Montgomery Ward & Co., Incorporated ("MWC"), is engaged in retail merchandising and direct response marketing (conducted primarily through Signature Financial/Marketing, Inc. ("Signature"), which markets consumer club and insurance products). At June 28, 1997, MWHC and certain of its affiliates were in negotiations with lenders to restructure debt and to obtain additional financing. On July 7, 1997, MWHC, MWC and certain of their affiliates filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

MWHC reported losses from operations during the first half of 1997, and the Corporation's investment was reduced for its share of such losses. The Corporation has also written off its remaining investment in MWHC common stock, resulting in total pre-tax losses of $323 million for the first six months of 1997. In addition to the investment in MWHC common stock, the Corporation engages in various ordinary course of business transactions with MWHC and its affiliates. At June 28, 1997, such investments, primarily inventory financing and preferred stock from MWHC and its affiliates, amounted to approximately $1,060 million, an increase of $313 million from December 31, 1996, primarily resulting from increased inventory financing. No impairment writedown was considered necessary for these investments as of June 28, 1997; however, the Corporation has suspended income recognition on these investments. Management will continue to carefully monitor these investments for recoverability.

Subsequent to the MWHC bankruptcy filing, the Corporation announced a $1,000 million Debtor-In-Possession financing commitment ("the commitment"), subject to certain conditions, to MWHC for the purchase of inventory and other costs. Approximately $300 million of the financing, which has an administrative priority in bankruptcy, has been approved by the bankruptcy court, with the remainder still subject to court approval. The Corporation intends to syndicate a substantial portion of any borrowings under the commitment.

The Corporation also provides financing to customers of MWHC and affiliates through the Corporation's wholly-owned affiliates, Montgomery Ward Credit Corporation and Monogram Credit Card Bank of Georgia. These receivables, which represent revolving credit card transactions directly with customers of MWHC and affiliates, aggregated approximately $4,559 million at June 28, 1997, including $1,669 million that have been sold with recourse by the Corporation's affiliates. The obligations of customers with respect to these receivables are not affected by the Chapter 11 bankruptcy filing.

MWHC and its affiliates, under new management in 1997, are continuing their restructuring efforts as well as developing a plan of reorganization. Restructuring plans are likely to include the implementation of a revised merchandising strategy and the closing and/or upgrading of selected retail stores. Signature is not included in the Chapter 11 bankruptcy filing, and the possibility of sale of Signature will continue to be evaluated.

                                                                      EXHIBIT 12

       GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                      AND
          COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

                        SIX MONTHS ENDED JUNE 28, 1997

                                  (Unaudited)

                                                                 RATIO OF
                                                                 EARNINGS
                                                                    TO
                                                                 COMBINED
                                                                   FIXED
                                                     RATIO OF     CHARGES
                                                     EARNINGS       AND
                                                       TO        PREFERRED
                                                      FIXED        STOCK
(Dollar amounts in millions)                         CHARGES     DIVIDENDS
                                                     -------     ---------
Net earnings.......................................   $1,415       $1,415
Provision for income taxes.........................      599          599
Minority interest in net earnings of consolidated
 affiliates........................................       14           14
                                                      ------       ------
Earnings before provision for income taxes and
 minority interest.................................    2,028        2,028
                                                      ------       ------

Fixed charges:
 Interest..........................................    3,539        3,539
 One-third of rentals..............................      109          109
                                                      ------       ------
Total fixed charges................................    3,648        3,648
                                                      ------       ------
Less interest capitalized, net of amortization.....       23           23
                                                      ------       ------

Earnings before provision for income taxes and
 minority interest, plus fixed charges.............   $5,653       $5,653
                                                      ======       ======

Ratio of earnings to fixed charges ................     1.55
                                                      ======


Preferred stock dividend requirements .............                $   38
Ratio of earnings before provision for income taxes
to net earnings ...................................                  1.42
Preferred stock dividend factor on pre-tax basis ..                    54
Fixed charges .....................................                 3,648
                                                                   ------
Total fixed charges and preferred stock dividend
requirements ......................................                $3,702
                                                                   ======

Ratio of earnings to combined fixed charges and
preferred stock dividends .........................                  1.53
                                                                   ======

For purposes of computing the ratios, fixed charges consist of interest on all indebtedness and one-third of rentals, which management believes is a reasonable approximation of the interest factor of such rentals.

                          PART II--OTHER INFORMATION

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

a.  EXHIBITS.

    Exhibit 12. Computation of ratio of earnings to fixed charges and computation of ratio of earnings to combined fixed charges and preferred stock dividends.

    Exhibit 27.  Financial Data Schedule (filed electronically only).

b.  REPORTS ON FORM 8-K.

    None.

                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                    GENERAL ELECTRIC CAPITAL CORPORATION
                                    ------------------------------------
                                                 (Registrant)

Date:  July 30, 1997                By:         /s/ J.A. Parke
                                        ---------------------------------

                                                    J.A. Parke,
                                           Senior Vice President, Finance
                                            (Principal Financial Officer)


Date:  July 30, 1997                By:         /s/ J.C. Amble
                                        ---------------------------------
                                                    J.C. Amble,
                                          Vice President and Controller
                                          (Principal Accounting Officer)

       GENERAL ELECTRIC CAPITAL CORPORATION AND CONSOLIDATED AFFILIATES

                               INDEX TO EXHIBITS

     EXHIBIT NO.                                                         PAGE
     -----------                                                         ----


    12            Computation of ratio of earnings to fixed
                  charges and computation of ratio of
                  earnings to combined fixed charges and
                  preferred stock dividends .................             8

    27 Financial Data Schedule (filed electronically only)